

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

May 3, 2010

J. Michael Heil
President and Secretary
Town & Country Appraisal Service, Inc.
495 State Street, Suite 459
Salem, OR 97301

     Re: Town & Country Appraisal Service, Inc.
               Preliminary Information Statement on Schedule 14C
               Filed April 2, 2010
               File No. 000-53214

Dear Mr. Heil:

     We have completed our review of your preliminary information statement on Schedule 14C and have no further comments at this time.

                       Sincerely,

                       Tom Kluck
                       Branch Chief

cc: George G. Chachas
       Via Facsimile: (619) 239-2990